UNITED STATES OF AMERICA
Before the
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SECURITIES EXCHANGE ACT OF 1934
Release No. 53827/May 18, 2006

ADMINISTRATIVE PROCEEDING
File No. 3-12270

In the Matter of	:	
	:	ORDER MAKING FINDINGS AND
REGENT ENERGY CORP. and	:	REVOKING REGISTRATION
SKYGIVERS, INC.	:	BY DEFAULT

SUMMARY

This Order revokes the registration of the common stock of Regent Energy Corp. ("Regent") and Skygivers, Inc. ("Skygivers") (collectively, "Respondents"). The revocation is based on Respondents' repeated failure to file required periodic reports with the Securities and Exchange Commission ("Commission").

I. BACKGROUND

The Commission initiated this proceeding on April 25, 2006, with an Order Instituting Proceedings ("OIP"), pursuant to Section 12(j) of the Securities Exchange Act of 1934 ("Exchange Act"). The OIP alleges that common stock of each Respondent is registered with the Commission under Section 12(g) of the Exchange Act, and that each has failed to file required annual and quarterly reports with the Commission for four or more years. Respondents were served with the OIP in accordance with 17 C.F.R. § 201.141(a)(2)(ii).[1] To date, neither Respondent has filed an Answer to the OIP. Thus, Respondents have failed to answer or otherwise to defend the proceeding within the meaning of 17 C.F.R. § 201.155(a)(2). Accordingly, Respondents are in default, and the undersigned finds that the allegations in the OIP are true. See 17 C.F.R. §§ 201.155(a), .220(f); OIP at 3.

II. FINDINGS OF FACT

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[1] Regent was served with the OIP on May 1, 2006, and Skygivers, on April 28, 2006, by USPS Express Mail attempted delivery, at "the most recent address shown on [each] entity's most recent filing with the Commission . . . ." See 17 C.F.R. § 201.141(a)(2)(ii). Additionally, Regent, a Nevada corporation, was served through service on its Nevada Resident Agent on May 1, 2006. See 17 C.F.R. § 201.141(a)(2)(ii); Nev. Rev. Stat. § 78.090. Their Answers were due within ten days of service. See 17 C.F.R. § 201.220(b); OIP at 3.

Regent (CIK 216810)[2] is a Nevada corporation with a revoked status with the Nevada Secretary of State. Its common stock is registered with the Commission pursuant to Section 12(g) of the Exchange Act. Regent has not filed any annual or quarterly reports since its Form 10-KSB for the year ended December 31, 2001.[3] Regent's stock (symbol "RGEY") is traded on the over-the-counter market.[4]

Skygivers, Inc. (CIK 1043860) is a Nevada corporation. Previously known as Water Petroleum & Environmental Technologies Corp., it is currently listed with the Nevada Secretary of State as Spek 10 Corp. Its common stock has been registered with the Commission pursuant to Section 12(g) of the Exchange Act since July 20, 2000. It has not filed any periodic reports since its Form 10-KSB for the year ended December 31, 2000. That Form 10-KSB, which is publicly available on the Commission's EDGAR database, reported that Skygivers had a net loss of $483,938 since its 1997 inception. Currently, its shares (symbol "SKGV") are quoted on the Pink Sheets.[5]

III. CONCLUSIONS OF LAW

By failing to file required annual and quarterly reports, Respondents violated Exchange Act Section 13(a) and Rules 13a-1 and 13a-13.

IV. SANCTION

Revocation of the registration of the stock of Respondents will serve the public interest and the protection of investors, pursuant to Section 12(j) of the Exchange Act. Revocation will help ensure that the corporate shell is not later put to an illicit use involving publicly traded securities manipulated to the detriment of market participants. Further, revocation accords with Commission sanction considerations set forth in Steadman v. SEC, 603 F.2d 1126, 1140 (5th Cir. 1979), and with the sanctions imposed in similar cases in which corporations violated Exchange Act Section 13(a) and Rules 13a-1 and 13a-13 by failing to file required annual and quarterly reports. See Neurotech Dev. Corp., 84 SEC Docket 3938 (A.L.J. Mar. 1, 2005); Hamilton Bancorp, Inc., 79 SEC Docket 2680 (A.L.J. Feb. 24, 2003); WSF Corp., 77 SEC Docket 1831 (A.L.J. May 8, 2002). Respondents' violations were recurrent, egregious, and deprived the

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[2] The CIK number is a unique identifier for each corporation in the Commission's EDGAR database. The user can retrieve filings of a corporation by using its CIK number.

[3] Forms 10-KSB and 10-QSB may be filed, in lieu of Forms 10-K and 10-Q, by a company that is a "small business issuer." See 17 C.F.R. § 228.10(a).

[4] Regent has had an annual high of 0.01 cents and an annual low of 0.01 cents. http://www.pinksheets.com/quote/quote.jsp?symbol=RGEY (last visited May 18, 2006).

[5] Skygivers has had an annual high of 0.3 cents and an annual low of 0.02 cents. http://www.pinksheets.com/quote/quote.jsp?symbol=SKGV (last visited May 18, 2006).

investing public of current and accurate financial information on which to make informed decisions.

Failure to file periodic reports violates a crucial provision of the Exchange Act. The purpose of the periodic reporting requirements is to publicly disclose current, accurate financial information about an issuer so that investors may make informed decisions:

> The reporting requirements of the Securities Exchange Act of 1934 is the primary tool which Congress has fashioned for the protection of investors from negligent, careless, and deliberate misrepresentations in the sale of stock and securities. Congress has extended the reporting requirements even to companies which are "relatively unknown and insubstantial."

SEC v. Beisinger Indus. Corp., 552 F.2d 15, 18 (1st Cir. 1977) (quoting legislative history); accord e-Smart Techs., Inc., 83 SEC Docket 3586, 3590 (Oct. 12, 2004). The Commission has warned that "many publicly traded companies that fail to file on a timely basis are 'shell companies' and, as such, attractive vehicles for fraudulent stock manipulation schemes." e-Smart Techs., Inc., 83 SEC Docket at 3590-91 n.14.

V. ORDER

IT IS ORDERED that, pursuant to Section 12(j) of the Securities Exchange Act of 1934, 15 U.S.C. § 78*l*(j):

the REGISTRATION of the common stock of REGENT ENERGY CORP. IS REVOKED; and

the REGISTRATION of the common stock of SKYGIVERS, INC., IS REVOKED.

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Carol Fox Foelak
Administrative Law Judge